02026421

P.E. 3-1-02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

RECEIVED MAR 5 2002 366

For the month of March, 2002

Mexican Railway Transportation, Incorporated and Mexican Railway Transportation Group, Incorporated

(Translation of registrant's name into English)

Av. Periférico Sur No. 4829, 4° Piso, Col. Parques del Pedregal, C.P. 14010
Delegación, Tlalpan, México, D.F., México

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TFM, S.A. DE C.V.
and
GRUPO TRANSPORTACIÓN FERROVIARIA MEXICANA S.A. DE C.V.
(Registrant)

PROCESSED
APR 24 2002
THOMSON FINANCIAL

Date March 19, 2002

By ________
(Signature)*
Name: Mario Mohar Ponce
Title: Chief Executive Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

CONTENTS

GRUPO TRANSPORTACION FERROVIARIA MEXICANA, S.A. DE C.V. AND SUBSIDIARY

TFM

FOURTH QUARTER OF OPERATIONS REPORT
DECEMBER 2001

**GRUPO TRANSPORTACION FERROVIARIA MEXICANA, S.A. DE C.V.
AND SUBSIDIARY ("TFM")
FOURTH QUARTER 2001 REPORT**

OPERATIONAL RESULTS FOR THE FOURTH QUARTER OF 2001

Consolidated net revenues for the three months ended December 31, 2001 were $171.8 million, which represents an increase of $6.4 million or 3.9% from revenues of $165.4 million for the same period in 2000. The increase in revenues resulted from higher TFM traffic volume particularly in the agro-industrial and chemical and petrochemical segments, as a result of increased demand for wheat, yellow soybeans and petroleum coke. Growth experienced by TFM was achieved in spite of the North American economic slowdown.

Consolidated operating expenses for the fourth quarter of 2001 increased to $132.1 million from $130.1 million for the same period in 2000. This slight increase resulted from higher variable direct costs related to the growth of the company's business, including salaries and wages, fringe benefits, and operating lease costs, as locomotives and freight cars were added to TFM's fleet to service increased volumes. These increases in operating expenses more than offset a decrease of 27.3% in local diesel fuel prices from the same period in 2000.

Consolidated operating profit for the fourth quarter of 2001 was $39.7 million, representing an increase of $4.4 million or 12.5% from consolidated operating profit for the fourth quarter of 2000. Operating ratio (defined as operating expenses as a percentage of revenue) for the fourth quarter of 2001 was 76.9%, compared to an operating ratio of 78.6% recorded in the same period of 2000.

OPERATIONAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2001

Consolidated net revenues for the year ended December 31, 2001 were $667.8 million, which represents an increase of $27.2 million or 4.3% from the year ended December 31, 2000. Consolidated operating expenses were $511.9 million for 2001, representing an increase of $37.9 million or 8.0% from the year ended December 31, 2000. The increase in operating expenses for 2001 reflected a corresponding increase in variable costs related to TFM's revenue growth and an increase in real terms of peso denominated costs such as salaries and wages, fringe benefits and others. During 2001, operating lease costs included 150 new locomotives, compared to an average of 103 new locomotives during 2000. Consolidated operating profit for the year ended December 31, 2001 was $155.9 million, resulting in an operating ratio of 76.7%.

FINANCIAL EXPENSES

Net financial expenses incurred in the year ended December 31, 2001 were $82.6 million, compared to $107.3 million in 2000, and included $45.4 million of amortization of discount debentures. The company recognized a $2.8 million foreign exchange profit for the year.

NET INCOME

Net income for the year ended December 31, 2001 was $84.7 million. Net income reflected the gain on the La Griega-Mariscala sale, the loss on sale of assets and the write-off from the rehabilitation of the Lazaro Cardenas-Celaya line.

EBITDA

EBITDA for the year ended December 31, 2001 was $240.1 million representing a slight decrease of $2.2 million or 1.0% from EBITDA for the year ended December 31, 2000, which registered record growth. EBITDA margin (EBITDA as a percentage of revenue) for 2001 was 36.0%.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2001, the accounts receivable balance had increased from $125.1 million at December 31, 2000 to $142.7 million, mainly due to higher sales volume during the fourth quarter of 2001, and an increase in tax credits resulting from increased transportation services rendered in 2001 as compared with 2000. These items included Value Added Tax (VAT) and Fuel Tax (IEPS) credits from ongoing business transactions. Outstanding trade receivables were maintained below 30 days, which met TFM's objectives in the management of working capital.

In addition, the amount due to TFM from the Mexican government in connection with its purchase of the redundant La Griega-Mariscala line remains owing and is expected to increase as a result of adjustments to be made to the purchase price on the date of payment.

As of December 31, 2001, accounts payable and accrued expenses were $98.7 million, $22.4 million higher than as of December 31, 2000, as a result of the acceleration of TFM's capital investment program during the fourth quarter of 2001.

TFM invested $45.8 million in capital improvements during the fourth quarter of 2001. Total gross capital expenditures for the year ended December 31, 2001 were $93.1 million.

As of December 31, 2001, TFM had net outstanding debt of $785.2 million, including the discounted value of $265.0 million of debt outstanding under the U.S. commercial paper program, and $52.8 million of cash and cash equivalents. TFM refinanced its Senior Secured Credit Facilities through a U.S. Commercial Paper Program backed by letter of credit in September 2000 resulting in a substantial reduction in debt service. The U.S. Commercial Paper Program matures in September 2002, but TFM intends to refinance and extend the program at that time. TFM declared dividends in the amount of $33.2 million at the end of 2001.

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiary
Consolidated Statement of Income

(Amounts expressed in thousands of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,	
	2001	**2000**	**2001**	**2000**
Transportation revenues	$171,844	$165,379	$667,826	$640,558
Operating expenses	(112,496)	(111,184)	(434,626)	(398,575)
Depreciation and amortization	(19,628)	(18,880)	(77,287)	(75,455)
	(132,124)	(130,064)	(511,913)	(474,030)
Operating profit	39,720	35,315	155,913	166,528
Other income (expenses) - net	(11,140)	(4,779)	34,638	(22,966)
Financial expenses - net	(19,371)	(21,731)	(82,569)	(107,258)
Exchange profit (loss) - net	5,788	(1,236)	2,783	(1,424)
Net comprehensive financing cost	(13,583)	(22,967)	(79,786)	(108,682)
Income before taxes and minority interest	14,997	7,569	110,765	34,880
Current and deferred income tax	6,171	7,997	(4,674)	18,310
Income before minority interest	21,168	15,566	106,091	53,190
Minority interest	(4,409)	(2,789)	(21,438)	(10,506)
Net income for the period	$16,759	$12,777	$84,653	$42,684

The consolidated financial statements were prepared in accordance with International Accounting Standards

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiary
Consolidated Balance Sheet

(Amounts expressed in thousands of US dollars)

(Unaudited)

	December 31, 2001	December 31, 2000
Assets		
Current assets		
Cash and cash equivalents	$52,786	$33,038
Accounts receivable - net	142,703	125,098
Materials and supplies	22,262	23,854
Other current assets	9,645	8,930
Total current assets	227,396	190,920
Due from Mexican Government - net	75,259	0
Concession, property and equipment - net	1,797,561	1,799,550
Other assets	11,942	14,088
Deferred income tax	133,487	138,082
Total assets	$2,245,645	$2,142,640
Liabilities and stockholders' equity		
Current liabilities		
Commercial paper and capital lease due within one year	$264,936	$4,227
Accounts payable and accrued expenses	98,691	76,318
Total current liabilities	363,627	80,545
Long-term debt and capital lease obligation	573,075	811,324
Other non-current liabilities	20,769	6,453
Total long-term liabilities	593,844	817,777
Total liabilities	957,471	898,322
Minority interest	381,609	370,376
Stockholders' equity		
Capital stock	807,008	807,008
Retained earnings	99,557	66,934
Total stockholders' equity	906,565	873,942
Total liabilities and stockholders' equity	$2,245,645	$2,142,640

The consolidated financial statements were prepared in accordance with International Accounting Standards

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiary
Consolidated Statement of Cash Flows

(Amounts expressed in thousands of US dollars)

(Unaudited)

	Three months ended December 31		Year ended December 31	
	2001	2000	2001	2000
Cash flows from operating activities:				
Net income for the period	$16,759	$12,777	$84,653	$42,684
Adjustments to reconcile net income to net cash provided by operating activities :				
Depreciation and amortization	19,628	18,880	77,287	75,455
Discount on senior unsecured debentures	11,737	10,467	45,423	40,518
Amortization of deferred financing costs	964	781	3,498	14,307
Other non cash item	(5,978)	2,555	(33,143)	22,278
Changes in working capital	(5,940)	5,106	(35,705)	(30,128)
Total adjustments	20,411	37,789	57,360	122,430
Net cash provided by operating activities	37,170	50,566	142,013	165,114
Cash flows from investing activities:				
Acquisitions of property and equipment - net	(21,642)	(41,388)	(66,455)	(65,349)
Sale of equipment	983	308	1,902	6,676
Net cash used in investing activities	(20,659)	(41,080)	(64,553)	(58,673)
Cash flows from financing activities:				
Proceeds from (payments of) commercial paper - net	(15,026)	(690)	(25,156)	280,662
Payments of revolving credit facility - net	0	(103)	0	(84,998)
Principal payments under capital lease obligations	0	(898)	(4,227)	(10,242)
Principal payments of senior secured credit facility	0	0	0	(269,775)
Dividends paid	(21,329)	0	(21,329)	0
Income tax on dividends	(7,000)	0	(7,000)	0
Net cash used in by financing activities	(43,355)	(1,691)	(57,712)	(84,353)
Increase in cash and cash equivalents	(26,844)	7,795	19,748	22,088
Cash and cash equivalents				
Beginning of period	79,630	25,243	33,038	10,950
End of period	$52,786	$33,038	$52,786	$33,038

The consolidated financial statements were prepared in accordance with International Accounting Standards

This report contains historical information and forward-looking statements regarding the current belief or expectations of the company concerning the company's future financial condition and results of operations. The words "believe", "expect" and "anticipate" and similar expressions identify some of these forward-looking statements. Statements looking forward in time involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, global, U.S. and Mexican economic and social conditions; the effect of the North American Free Trade Agreement ("NAFTA") on the level of U.S.-Mexico trade; the company's ability to convert customers from using trucking services to rail transport services; competition from other rail carriers and trucking companies in Mexico; the company's ability to control expenses; and the effect of the company's employee training, technological improvements and capital expenditures on labor productivity, operating efficiencies and service reliability. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their respective dates. The company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, reference should be made to the company's filings with the Securities and Exchange Commission, including the company's most recent Annual Report on Form 20-F.

11 of 19

INVESTOR INFORMATION

Corporate Headquarters:

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
Av. Periférico Sur No. 4829,
Col. Parques del Pedregal
México, D.F. 14010
Telephone: (525) 447-5836
Fax: (525) 447-5739
http://www.gtfm.com.mx

Investor Inquiries:

Mario Mohar
Chief Executive Officer

León Ortíz
Treasurer

GRUPO TRANSPORTACION FERROVIARIA MEXICANA, S.A. DE C.V. AND SUBSIDIARY

TFM

FOURTH QUARTER OF OPERATIONS REPORT
DECEMBER 2001

GRUPO TRANSPORTACION FERROVIARIA MEXICANA, S.A. DE C.V. AND SUBSIDIARY ("TFM") FOURTH QUARTER 2001 REPORT

OPERATIONAL RESULTS FOR THE FOURTH QUARTER OF 2001

Consolidated net revenues for the three months ended December 31, 2001 were $171.8 millio which represents an increase of $6.4 million or 3.9% from revenues of $165.4 million for t same period in 2000. The increase in revenues resulted from higher TFM traffic volun particularly in the agro-industrial and chemical and petrochemical segments, as a result increased demand for wheat, yellow soybeans and petroleum coke. Growth experienced by TF was achieved in spite of the North American economic slowdown.

Consolidated operating expenses for the fourth quarter of 2001 increased to $132.1 million fro $130.1 million for the same period in 2000. This slight increase resulted from higher variab direct costs related to the growth of the company's business, including salaries and wages, frin benefits, and operating lease costs, as locomotives and freight cars were added to TFM's fleet service increased volumes. These increases in operating expenses more than offset a decrease 27.3% in local diesel fuel prices from the same period in 2000.

Consolidated operating profit for the fourth quarter of 2001 was $39.7 million, representing increase of $4.4 million or 12.5% from consolidated operating profit for the fourth quarter 2000. Operating ratio (defined as operating expenses as a percentage of revenue) for the fou quarter of 2001 was 76.9%, compared to an operating ratio of 78.6% recorded in the sa period of 2000.

OPERATIONAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2001

Consolidated net revenues for the year ended December 31, 2001 were $667.8 million, wh represents an increase of $27.2 million or 4.3% from the year ended December 31, 20 Consolidated operating expenses were $511.9 million for 2001, representing an increase $37.9 million or 8.0% from the year ended December 31, 2000. The increase in operat expenses for 2001 reflected a corresponding increase in variable costs related to TFM's reve growth and an increase in real terms of peso denominated costs such as salaries and wag fringe benefits and others. During 2001, operating lease costs included 150 new locomotiv compared to an average of 103 new locomotives during 2000. Consolidated operating profit the year ended December 31, 2001 was $155.9 million, resulting in an operating ratio of 76.7

FINANCIAL EXPENSES

Net financial expenses incurred in the year ended December 31, 2001 were $82.6 million, compared to $107.3 million in 2000, and included $45.4 million of amortization of discount debentures. The company recognized a $2.8 million foreign exchange profit for the year.

NET INCOME

Net income for the year ended December 31, 2001 was $84.7 million. Net income reflected the gain on the La Griega-Mariscala sale, the loss on sale of assets and the write-off from the rehabilitation of the Lazaro Cardenas-Celaya line.

EBITDA

EBITDA for the year ended December 31, 2001 was $240.1 million representing a slight decrease of $2.2 million or 1.0% from EBITDA for the year ended December 31, 2000, which registered record growth. EBITDA margin (EBITDA as a percentage of revenue) for 2001 was 36.0%.

LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2001, the accounts receivable balance had increased from $125.1 million at December 31, 2000 to $142.7 million, mainly due to higher sales volume during the fourth quarter of 2001, and an increase in tax credits resulting from increased transportation services rendered in 2001 as compared with 2000. These items included Value Added Tax (VAT) and Fuel Tax (IEPS) credits from ongoing business transactions. Outstanding trade receivables were maintained below 30 days, which met TFM's objectives in the management of working capital.

In addition, the amount due to TFM from the Mexican government in connection with its purchase of the redundant La Griega-Mariscala line remains owing and is expected to increase as a result of adjustments to be made to the purchase price on the date of payment.

As of December 31, 2001, accounts payable and accrued expenses were $98.7 million, $22.4 million higher than as of December 31, 2000, as a result of the acceleration of TFM's capital investment program during the fourth quarter of 2001.

TFM invested $45.8 million in capital improvements during the fourth quarter of 2001. Total gross capital expenditures for the year ended December 31, 2001 were $93.1 million.

As of December 31, 2001, TFM had net outstanding debt of $785.2 million, including the discounted value of $265.0 million of debt outstanding under the U.S. commercial paper program, and $52.8 million of cash and cash equivalents. TFM refinanced its Senior Secured Credit Facilities through a U.S. Commercial Paper Program backed by letter of credit in September 2000 resulting in a substantial reduction in debt service. The U.S. Commercial Paper Program matures in September 2002, but TFM intends to refinance and extend the program at that time. TFM declared dividends in the amount of $33.2 million at the end of 2001.

This report contains historical information and forward-looking statements regarding the current belief or expectations of the company concerning the company's future financial condition and results of operations. The words "believe", "expect" and "anticipate" and similar expressions identify some of these forward-looking statements. Statements looking forward in time involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, global, U.S. and Mexican economic and social conditions; the effect of the North American Free Trade Agreement ("NAFTA") on the level of U.S.-Mexico trade; the company's ability to convert customers from using trucking services to rail transport services; competition from other rail carriers and trucking companies in Mexico; the company's ability to control expenses; and the effect of the company's employee training, technological improvements and capital expenditures on labor productivity, operating efficiencies and service reliability. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their respective dates. The company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For further information, reference should be made to the company's filings with the Securities and Exchange Commission, including the company's most recent Annual Report on Form 20-F.

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiary
Consolidated Statement of Income

(Amounts expressed in thousands of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,	
	2001	2000	2001	2000
Transportation revenues	$171,844	$165,379	$667,826	$640,558
Operating expenses	(112,496)	(111,184)	(434,626)	(398,575)
Depreciation and amortization	(19,628)	(18,880)	(77,287)	(75,455)
	(132,124)	(130,064)	(511,913)	(474,030)
Operating profit	39,720	35,315	155,913	166,528
Other income (expenses) - net	(11,140)	(4,779)	34,638	(22,966)
Financial expenses - net	(19,371)	(21,731)	(82,569)	(107,258)
Exchange profit (loss) - net	5,788	(1,236)	2,783	(1,424)
Net comprehensive financing cost	(13,583)	(22,967)	(79,786)	(108,682)
Income before taxes and minority interest	14,997	7,569	110,765	34,880
Current and deferred income tax	6,171	7,997	(4,674)	18,310
Income before minority interest	21,168	15,566	106,091	53,190
Minority interest	(4,409)	(2,789)	(21,438)	(10,506)
Net income for the period	$16,759	$12,777	$84,653	$42,684

The consolidated financial statements were prepared in accordance with International Accounting Standards

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V. and Subsidiary
Consolidated Balance Sheet
(Amounts expressed in thousands of US dollars)
(Unaudited)

	December 31, 2001	December 31, 2000
Assets		
Current assets		
Cash and cash equivalents	$52,786	$33,038
Accounts receivable - net	142,703	125,098
Materials and supplies	22,262	23,854
Other current assets	9,645	8,930
Total current assets	227,396	190,920
Due from Mexican Government - net	75,259	0
Concession, property and equipment - net	1,797,561	1,799,550
Other assets	11,942	14,088
Deferred income tax	133,487	138,082
Total assets	$2,245,645	$2,142,640
Liabilities and stockholders' equity		
Current liabilities		
Commercial paper and capital lease due within one year	$264,936	$4,227
Accounts payable and accrued expenses	98,691	76,318
Total current liabilities	363,627	80,545
Long-term debt and capital lease obligation	573,075	811,324
Other non-current liabilities	20,769	6,453
Total long-term liabilities	593,844	817,777
Total liabilities	957,471	898,322
Minority interest	381,609	370,376
Stockholders' equity		
Capital stock	807,008	807,008
Retained earnings	99,557	66,934
Total stockholders' equity	906,565	873,942
Total liabilities and stockholders' equity	$2,245,645	$2,142,640

The consolidated financial statements were prepared in accordance with International Accounting Standards

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
and Subsidiary
Consolidated Statement of Cash Flows

(Amounts expressed in thousands of US dollars)
(Unaudited)

	Three months ended December 31		Year ended December 31	
	2001	2000	2001	2000
Cash flows from operating activities:				
Net income for the period	$16,759	$12,777	$84,653	$42,684
Adjustments to reconcile net income to net cash provided by operating activities :				
Depreciation and amortization	19,628	18,880	77,287	75,455
Discount on senior unsecured debentures	11,737	10,467	45,423	40,518
Amortization of deferred financing costs	964	781	3,498	14,307
Other non cash item	(5,978)	2,555	(33,143)	22,278
Changes in working capital	(5,940)	5,106	(35,705)	(30,128)
Total adjustments	20,411	37,789	57,360	122,430
Net cash provided by operating activities	37,170	50,566	142,013	165,114
Cash flows from investing activities:				
Acquisitions of property and equipment - net	(21,642)	(41,388)	(66,455)	(65,349)
Sale of equipment	983	308	1,902	6,676
Net cash used in investing activities	(20,659)	(41,080)	(64,553)	(58,673)
Cash flows from financing activities:				
Proceeds from (payments of) commercial paper - net	(15,026)	(690)	(25,156)	280,662
Payments of revolving credit facility - net	0	(103)	0	(84,998)
Principal payments under capital lease obligations	0	(898)	(4,227)	(10,242)
Principal payments of senior secured credit facility	0	0	0	(269,775)
Dividends paid	(21,329)	0	(21,329)	0
Income tax on dividends	(7,000)	0	(7,000)	0
Net cash used in by financing activities	(43,355)	(1,691)	(57,712)	(84,353)
Increase in cash and cash equivalents	(26,844)	7,795	19,748	22,088
Cash and cash equivalents				
Beginning of period	79,630	25,243	33,038	10,950
End of period	$52,786	$33,038	$52,786	$33,038

The consolidated financial statements were prepared in accordance with International Accounting Standards

19 of 19

INVESTOR INFORMATION

Corporate Headquarters:

Grupo Transportación Ferroviaria Mexicana, S.A. de C.V.
Av. Periférico Sur No. 4829,
Col. Parques del Pedregal
México, D.F. 14010
Telephone: (525) 447-5836
Fax: (525) 447-5739
http://www.gtfm.com.mx

Investor Inquiries:

Mario Mohar
Chief Executive Officer

León Ortíz
Treasurer